September 17, 2018

Romulus Barr
Chief Executive Officer
Assisted 4 Living, Inc.
2382 Bartek Pl.
North Port, FL 34289

       Re: Assisted 4 Living, Inc.
           Registration Statement on Form S-1
           Filed August 23, 2018
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 24, 2018
           File No. 333-226979

Dear Mr. Barr:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Romulus Barr
FirstName Living, Inc.
Assisted 4 LastNameRomulus Barr
Comapany 17, 2018
September NameAssisted 4 Living, Inc.
September 17, 2018 Page 2
Page 2
FirstName LastName
Facing Page

2. It appears you are planning to conduct a continuous offering. Please check the box for an offering under Rule 415 and provide the undertakings required by Item 512(a)(1), (2), (3),
         (5)(ii) and (6) of Regulation S-K or advise.
Use of Proceeds, page 4

3. Please provide a clear description of your use of proceeds that addresses how the funds will be used including in the event you do not raise the full amount contemplated in the offering. Your discussion should show the amount of proceeds to be allocated to each part of your business plan, assuming different amounts of proceeds raised and numbers of shares sold. See Item 504 of Regulation S-K.
Risk Factors
If we were to lose the services of Romulus Barr, page 6

4. It appears that Mr. Barr is involved with at least one other assisted living business. Please address the risks that he may allocate potential business to other companies with which he is involved, or advise. Also, please clarify how much time he plans to commit to the company's business.
Selling Shareholders, page 14

5. Please disclose whether Maria Barr is related to either of your officers and directors. Item
         507 of Regulation S-K requires disclosure of relationships with the company or its affiliates.
Description of Securities, page 17

6. Please provide the disclosure required by Item 201(a)(2)(ii) and (b) of Regulation S-K.
Management's Discussion and Analysis, page 18

7. Please revise the discussion of the initial start up phase and the second phase of development to clarify what activities have been completed to date. Please also revise to clarify the current focus of the company. For instance, this section focuses initially on acquiring a property to convert into an assisted living facility. However, the business discussion focuses on the consulting and other services to be provided to assisted living facilities.
8. Please provide an expanded discussion in this section that specifically addresses your financial condition including the revenues referenced in your financial statements and your liquidity and capital resources including available cash on your balance sheet and how you plan to fund your business going forward.
 Romulus Barr
FirstName Living, Inc.
Assisted 4 LastNameRomulus Barr
Comapany 17, 2018
September NameAssisted 4 Living, Inc.
Page 3
September 17, 2018 Page 3
FirstName LastName
9. We note various references to optimizing your websites. Please explain clearly what you mean by this term.
Talent Sources and the Names of Principal Suppliers, page 21

10. Please clarify how many ALF centers have been owned and operated by Mr. Barr and how many are still owned or being operated by him. Clarify what written policies have been adopted by the industry that you reference here. Explain what you mean by the reference to significant contacts within AHCA and other agencies. Directors and Executive Officers and Corporate Governance, page 22

11. Please disclose Anca Barr's business experience from 2016 to present. See Item 401(e)(1)
         of Regulation S-K.
Government Controls..., page 22

12. Please describe the material regulations applicable to your business. Certain Relationships..., page 25

13. Please reconcile the disclosure in this section with the disclosure in the financial statement footnotes regarding advances and management fees.
Security Ownership of Certain Beneficial Owners and Management, page 26

14. Please disclose the amount and percent of shares held by officers and directors as a group, as required by Item 403(b) of Regulation S-K.
Recent Sales of Unregistered Securities, page II-3

15. Please disclose the exemption relied upon and the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K.
Exhibits

16. Please file the subscription agreement referenced on page 16 as an exhibit.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Romulus Barr
Assisted 4 Living, Inc.
September 17, 2018
Page 4

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at
202-551-3357 with any questions.



                                                           Sincerely,

FirstName LastNameRomulus Barr                             Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameAssisted 4 Living, Inc.
                                                           Mining
September 17, 2018 Page 4
cc:       James Parsons, Esq.
FirstName LastName